March 12, 2026

Robert Feurle
Chief Executive Officer
WOLFSPEED, INC.
4600 Silicon Drive
Durham, NC 27703

       Re: WOLFSPEED, INC.
           Registration Statement on Form S-1
           Filed March 9, 2026
           File No. 333-294149
Dear Robert Feurle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing